Our File Number: 28376.00001
Writer’s Direct Dial Number: 561.650.0709
Writer’s E-Mail Address: hburnston@gunster.com

June 8, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0308
Attn: Russell Mancuso, Branch Chief

Re:	Vicor Technologies, Inc. Registration Statement on Form SB-2 Filed May 14, 2007 File No. 333-142948

Dear Mr. Mancuso:

On behalf of Vicor Technologies, Inc. (the ‘‘Company’’), we enclose for filing under the Securities Act of 1934, as amended, Amendment No. 1 to the Registration Statement on Form SB-2, File No. 333-142948.

This letter provides a full and complete response to the Staff’s letter, dated June 1, 2007 (the ‘‘Comment Letter’’), to David H. Fater, President and Chief Executive Officer of the Company, regarding Registration Statement on Form SB-2, File No. 333-142948, filed May 14, 2007. The response set forth below is numbered in accordance with the Comment Letter.

1.	Given that there is no market for the securities, please disclose the fixed price at which your selling shareholders will sell their securities. See Schedule A Item 16 of the Securities Act and Regulation SB Item 501(a)(9)(iv). Given your disclosure on the cover page that you are seeking to have your common stock quoted on the OTC Bulletin Board, we will not object if you disclose that selling shareholders will sell at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please also revise your ‘‘Plan of Distribution’’ disclosure accordingly.

The Company has revised the disclosure on the cover page and in the ‘‘Plan of Distribution’’ section in accordance with the Staff’s comment.

On behalf of the Company, we hope the Staff finds this letter and the enclosed material responsive to its comments. Should members of the Staff have any questions or comments regarding these materials, please feel free to call me at (561) 650-0709.

Sincerely,

/s/ Howard S. Burnston

Howard S. Burnston

HSB:ddg